Filed by Crescent Capital BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: First Eagle Alternative Capital BDC, Inc.

File No. of Related Registration Statement: 333-268153

On February 23, 2023, Crescent Capital BDC, Inc. (“Crescent BDC,” “CCAP” or the “Company”) held a conference call to discuss CCAP’s financial results for the quarter and year ended December 31, 2022. The conference call contained information regarding the Proposed Transaction (the “Proposed Transaction”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) by and among First Eagle Alternative Capital BDC, Inc., a Delaware corporation (“First Eagle BDC” or “FCRD”), Echelon Acquisition Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Crescent BDC, Echelon Acquisition Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Crescent BDC, and Crescent Cap Advisors, LLC, a Delaware limited liability company and the external investment adviser to Crescent BDC (“CCAP Advisor”). The following are excerpts from the transcript of CCAP’s February 23, 2023 conference call discussing the Proposed Transaction.

* * * *

Jason A. Breaux

A few more updates before I turn it over to Henry. First, we are targeting the closing of our announced merger with First Eagle BDC this quarter. A couple of reminders as it relates to the transaction. One, the Boards of Directors of Crescent BDC and First Eagle BDC have each unanimously approved the transaction. And on March 7, First Eagle is conducting a special meeting of its stockholders whereby they will be asked to adopt the agreement and plan a merger. And two, the exchange ratio for the stock component of the merger consideration and the amount of cash from Crescent BDC will be determined by the respective net asset values of Crescent BDC and First Eagle BDC and customary merger adjustments 2 days prior to closing.

We will not be outlining additional details of the transaction on this call today, and we direct any interest investors to the proxy statement that was filed in January. We remain very excited about the acquisition as we believe the combination provides many strategic and financial benefits to the combined company.

* * * *

Henry Chung

In total, we closed on 5 add-on and several revolver and delayed draw fundings with no new portfolio company investments in the quarter. This was by design as we believe it is prudent to prioritize deleveraging in advance of the First Eagle acquisition.

* * * *

Gerhard Lombard

To reiterate Henry’s comments, we prioritize delevering during Q4 in advance of the close of the First Eagle acquisition.

* * * *

Jason A. Breaux

While we do anticipate further market volatility and the potential for spread widening as the cycle progresses, we feel good about our current portfolio, and we remain very excited about the First Eagle BDC transaction as we further enhance our scale and position.

* * * *

Question and Answer

Robert James Dodd

Raymond James & Associates, Inc., Research Division

I’m going to ask you a question that sort of relates to FCRD. You talked about, obviously, you’ve lowered leverage ahead of that acquisition. Do you expect to be running on a combined basis going forward, do you expect to be running lower leverage than was the case to Crescent historically? Or is that just a timing? i.e., is your forward leverage range target changing as a result of the acquisition?

Jason A. Breaux

Robert, it’s Jason. Thanks for the question. We did intentionally delever a bit here in Q4 in anticipation of the merger. And a big driver of that is that the — if you look back at the historical FCRD balance sheet, they’ve historically had a bit higher leverage than us. And so on a pro forma combined basis, I think we’re going to end up sort of right in the middle of our target leverage range that we publicly stated as kind of 1.1x to 1.4x.

* * * *

Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the Proposed Transaction between CCAP and FCRD pursuant to the Merger Agreement dated October 3, 2022, by and among CCAP, FCRD, CCAP Advisor and two wholly-owned subsidiaries of CCAP. All statements, other than historical facts, including statements regarding the expected timing of the closing of the Proposed Transaction; the ability of the parties to complete the Proposed Transaction considering the various closing conditions; the expected benefits of the Proposed Transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the Proposed Transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of FCRD may not be obtained; (2) the risk that the mergers or other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by CCAP and FCRD or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) uncertainty with respect to the trading levels of shares of the combined company’s common stock on NASDAQ; (6) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of CCAP and FCRD; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the Merger Agreement; (11) the risk that stockholder litigation in connection with the Proposed Transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact CCAP’s classification as a business development company; and (14) changes in general economic and/or industry specific conditions. Some of these factors are enumerated in the filings CCAP and FCRD have made with the Securities and Exchange Commission (the “SEC”), and are contained or will be contained in the materials CCAP and FCRD have filed or will file with the SEC in connection with the Proposed Transaction under the Merger Agreement, including CCAP’s registration statement on Form N-14, as amended, which includes a proxy statement/prospectus (as amended, the ‘‘Registration Statement”), which was declared effective by the SEC on January 20, 2023, CCAP’s prospectus, which was filed by CCAP with the SEC on January 20, 2023 (the “Prospectus”), and FCRD’s definitive proxy statement, which was filed by FCRD with the SEC on January 20, 2023 (the “Proxy Statement” and, together with the Prospectus, the “Proxy Statement/Prospectus”).

The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, neither CCAP nor FCRD undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or development, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the Proposed Transaction, including seeking to obtain FCRD stockholder approval in connection therewith, CCAP and FCRD have filed certain materials with the SEC, including, among other materials, the Registration Statement and the Proxy Statement/Prospectus. The Registration Statement was declared effective by the SEC on January 20, 2023, and the Proxy Statement/Prospectus was first mailed to FCRD’s stockholders on or around January 23, 2023 to seek approval of the Proposed Transaction. The Registration Statement and the Proxy Statement/Prospectus each contain important information about FCRD, CCAP, the Proposed Transaction and related matters. This communication is not a substitute for the Proxy Statement/Prospectus or the Registration Statement to which it pertains or for any other document that FCRD or CCAP may file with the SEC and send to FCRD’s stockholders in connection with the Proposed Transaction. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. INVESTORS AND SECURITY HOLDERS OF FCRD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN/WILL CONTAIN IMPORTANT INFORMATION ABOUT FCRD, CCAP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, https://www.sec.gov, or for documents filed by FCRD, from FCRD’s website at https://www.firsteagle.com/FEACBDC and for documents filed by CCAP, from CCAP’s website at https:/www.crescentbdc.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, CCAP, FCRD, and their respective directors and executive officers, other members of their management and employees, including certain employees and officers of First Eagle Alternative Credit, LLC and CCAP Advisor, may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction. Information regarding FCRD’s directors and executive officers and CCAP’s directors and executive officers is available in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus may be obtained free of charge from the sources indicated in the previous section.

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.